FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 9th, 2010

Commission File Number: 333-121627

HARVEST ENERGY TRUST

(Exact name of registrant as specified in its charter)

Suite 2100, 330 - 5th Avenue S.W,
Calgary, Alberta, Canada T2P 0L4
 (403) 265-1178

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   X                                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes               No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT	TITLE

1	Audited Annual Financial Statements for 2009 filed on SEDAR March 8, 2010.

2	Management’s Discussion and Analysis for 2009 filed on SEDAR March 8, 2010.

3	News release dated March 8, 2010 announcing fourth quarter and full year 2009 financial and operating results filed on SEDAR March 8, 2010.

4	News release dated March 8, 2010 announcing year end 2009 reserves filed on SEDAR March 8, 2010.

5	CEO certification of annual filings of Harvest Energy Trust, dated March 5, 2010 filed on SEDAR March 8, 2010.

6	CFO certification of annual filings of Harvest Energy Trust, dated March 5, 2010 filed on SEDAR March 8, 2010.

7	ON Form 13-502F1 Participation Fee filed on SEDAR March 8, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARVEST ENERGY TRUST
(Registrant)

Date: March 9th, 2010	By:	<<signed>>
John Zahary
President & Chief Executive Officer

INDEX TO EXHIBITS

EXHIBIT	TITLE

1	Audited Annual Financial Statements for 2009 filed on SEDAR March 8, 2010.

2	Management’s Discussion and Analysis for 2009 filed on SEDAR March 8, 2010.

3	News release dated March 8, 2010 announcing fourth quarter and full year 2009 financial and operating results filed on SEDAR March 8, 2010.

4	News release dated March 8, 2010 announcing year end 2009 reserves filed on SEDAR March 8, 2010.

5	CEO certification of annual filings of Harvest Energy Trust, dated March 5, 2010 filed on SEDAR March 8, 2010.

6	CFO certification of annual filings of Harvest Energy Trust, dated March 5, 2010 filed on SEDAR March 8, 2010.

7	ON Form 13-502F1 Participation Fee filed on SEDAR March 8, 2010.